February 11, 2025

Douglas Davis
Chief Executive Officer
VisionWave Holdings, Inc.
300 Delaware Ave., Suite 210 # 301
Wilmington, DE 19801

       Re: VisionWave Holdings, Inc.
           Registration Statement on Form S-4
           Filed January 24, 2025
           File No. 333-284472
Dear Douglas Davis:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 15, 2025 letter.

Registration Statement on Form S-4
Preliminary Proxy Statement, page 4

1. Please revise your cover page to reflect that Sponsors and other insiders hold
       2,041,600 shares consisting of 484,000 Sponsor shares, 961,600 Anchor Investor shares, and 596,000 Former Sponsor shares, in line with your disclosure on page 23.
Questions and Answers About the Business Combination and the Special Meeting Did the Company Board obtain a third-party valuation or fairness opinion..., page 23

2. Please incorporate your response to prior comment 4 regarding your engagement of Marula Capital Group LLC and the referenced fairness opinion in this registration statement.
 February 11, 2025
Page 2
What equity stake will current the Company Stockholders and Target Shareholders hold in
VisionWave immediately after..., page 23

3. We note the table you added at the top of page 25. Please explain to us, and revise your disclosures to better describe, what this table is intended to convey.
4. Please revise to remove the table at the top of page 26 showing net tangible book value as of September 30, 2024, and the related increase in net tangible book value per share attributable to Bannix's stockholders as this information is not required under the guidance in Item 1604(c) of Regulation S-K.
5. We note your revised adjusted net tangible book value per share calculations in response to prior comment 9. Please revise the numerator adjustment for "transaction costs attributed to Bannix" on page 26 to only reflect those transactions costs that are not currently included in Bannix's most recent balance sheet. In this regard, based on adjustment CC to the pro forma statement of operations for the year ended December
       31, 2023, it appears this adjustment should be $250,000. In addition, remove the brackets from the dilution per share to SPAC public shareholders on page 25.
6.     We note your revised disclosure on page 27 and response to prior comment
12. Please
       revise to state this table excludes the impact of 7,306,000 shares underlying Bannix public and private warrants, and disclose the total shares and total valuation for each redemption level under a fully diluted scenario that includes the impact of these shares. Also, explain your reference to the IPO offering price of Iron Horse or otherwise revise.
Summary of the Proxy Statement/Prospectus, page 41

7. We note your response to prior comment 15 and reissue the comment. Please provide in tabular format, the terms and amount of all compensation, including founder shares, private placement units, and reimbursements, received or to be received by
       Former Sponsors, Anchor Investors, Sponsor, its affiliates and promoters in connection with the business combination. Outside of the table, disclose the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company. A cross reference to other locations of related disclosures in the prospectus is not sufficient. Ensure your disclosures addresses each aspect of Item 1604(b)(4) and 1603(a)(6) of Regulation S-K. The compensation table should disclose the number of securities issued by the SPAC to the SPAC Sponsor, its affiliates, and any promoters and the price paid or to be paid for such securities, or tell us why you believe you do not need to include those securities as compensation.
Accounting Treatment, page 52

8.     We note your revised disclosure in response to prior comment 20, where you
       state,    Target is the larger entity based on historical revenues and business
       operations.    In response to comment 9 from our November 15, 2024,
comment letter,
       you removed such disclosure and instead indicated "Bannix's size based on total assets is larger in relative size to Target, however Bannix has no operations and no or nominal operating assets...therefore Bannix considered the pro forma Enterprise Value of Target of $195 million." Please explain your current disclosures or revise as
 February 11, 2025
Page 3

      necessary. To the extent you intend to retain your current disclosures, and as previously requested, explain in detail how you determined that Target is the larger entity based on historical revenues and business operations given that Target has not earned any revenues through September 30, 2024. Finally, ensure your disclosure here is consistent with disclosure on pages 105, 132 and 138, as applicable. Risk Factors
If we are deemed to be an investment company under the Investment Company Act..., page
74

9. We note your disclosure here that "[t]he proceeds held in the trust account may be invested by the trustee only in United States government treasury bills." This appears
      inconsistent with your disclosure on page F-7, where you state:    [t]he
Company has
      since divested its investments in the Trust Account and placed the funds in an interest-
      bearing demand deposit account.    Please revise to address the
inconsistency.
The Business Combination Proposal
Background of the Business Combination, page 94

10. We note your response to prior comment 19 and reissue the comment. Please expand
      the background section to explain the basis for Target   s $110 million
enterprise value
      given Target has had limited operations to date.
The Company Board's Reasons for the Approval of the Business Combination, page
100

11. We note your revisions in response to prior comment 17. However, both here and on page 191 you continue to refer to Dr. Rittman as both a consultant and CTO of Target.
      Please revise or advise.
Unaudited Pro Forma Condensed Combined Financial Information
Note 3 - Accounting for the Business Combination, page 138

12. Please revise your disclosures here where you refer to the voting power of Bannix post-Business Combination and the ongoing operations of Bannix to instead refer to
      VisionWave.
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
September 30, 2024, page 138

13.   Please revise pro forma adjustment (C) to remove the discussion of deferment
      agreements related to amounts due to Sponsor and Affiliates and the EVIE promissory note as those agreements are already discussed in pro forma adjustments
(H) and (N),
      respectively. Revise your discussion of amounts included in pro forma adjustment (C)
      to explain that the $250,000 of estimated transaction costs recognized in accumulated losses have not yet been accrued and include a cross-refence to pro forma adjustment
      (CC) to the pro forma statement of operations for the year ended December 31, 2023.
      Also, revise to disclose that under Scenario 1 the $311,188 will be paid while under
      Scenario 2 such expenses will be deferred. In addition, tell us whether VisionWave or
      Target will incur any transaction costs related to the Business Combination and, if so, revise your pro forma financial statements accordingly.
 February 11, 2025
Page 4
14.    In response to prior comment 26 in your December 27, 2024, response letter you
       removed language that indicated the $200,000 due under the Securities Purchase
       Agreement will be forfeited upon liquidation or business combination. However, we note disclosure on pages F-6 and F-35 continue to disclose such terms. Further, pro forma adjustment (H) does not address this loan while the actual adjustment appears to reflect repayment of this loan. Please revise throughout to clarify whether this loan will be repaid or forfeited upon liquidation or business combination and revise your pro forma financials to either reflect repayment or forfeiture of this loan, as applicable.
15. Disclosure in pro forma adjustment (H) refers to the payment of $200,000 due to
       Subash Menon for advisory services. However, this amount does not appear to be included in your Due to Related Party balance as of September 30, 2024. Accordingly, please revise to remove reference to this loan in pro forma adjustment
(H) and,
       instead, reflect the repayment of this amount as a reduction to cash and related increase in accumulated deficit, which corresponds to pro forma adjustment (EE).
16. We note your revisions to pro forma adjustment (N) where you disclose that Scenario
       2 reflects the deferral of the payment of the EVIE promissory note, which will be payable within four months following the close of this Business Combination.
       However, we also note the following disclosures where information regarding the repayment terms appear to differ:
           Page 36 states    four months after upon the date of the
consummation    of the
           Business Combination.
           Pages 50 and 94 state it is payable upon    the earlier of (a) four
months after the
           consummation of the Company's initial Business Combination, or (b) the date of
           the Company   s liquidation.
           Page 162 states it is repayable upon    the earlier of (a) the date
of the
           consummation of the Company's initial Business Combination, or (b) the date of
           the Company   s liquidation.
       Please revise throughout to consistently disclose the repayment terms for the EVIE note, and ensure they agree to the terms of the deferment agreement entered in
       December 2024.
17. You state in your response to prior comments 22, 23 and 25 that you will attach copies of the respective deferment agreements entered on December 26, 2024, and
       January 19, 2025. However, we note only one Affiliate Deferral Agreement is included as Exhibit 10.1, and that agreement is not signed or dated, the counterparty
       "Party A" is not identified, and the deferral term only refers to a three-month deferral.
       As previously requested, please provide us with a copy of each of the final, signed agreements for each of these deferral arrangements.
Business of Target, page 164

18. We note your revised disclosure and response to prior comment 28. Please address the following. Ensure any revisions here are also made to the disclosure on pages 98 and
       99.
           Clarify what is meant by "technological foundations" and "pre-existing development by key personnel" as indicated in your revised disclosures.
 February 11, 2025
Page 5

             Tell us whether Target paid any employees, including the CEO and
COO,
           between formation on March 20, 2024, and September 30, 2024. If not, please explain how employees were compensated.
             Tell us whether any of Target   s core technologies were revised,
enhanced or
           otherwise changed between formation on March 20, 2024, and September 30,
           2024. If so, tell us how Target recognized related operating costs.
             Explain how Target marketed its products to obtain contracts and generate business between March 20, 2024, and October 20, 2024. In this regard, we note your disclosure on pages 100 and 168 state key personnel of Target spent substantial time fostering a relationship with a U.S. defense contractor that led to a memorandum of agreement with that party on July 25, 2024. Tell us how operating costs associated with these activities were recognized.
             Tell us whether Target incurred any overhead costs, such as related to building leases, utilities, IT, etc., between March 20, 2024, and September 30, 2024. If not, tell us how Target otherwise supported employees and operations.
             Given Target has had minimal to no operating expenses through September 30,
           2024, but began entering contracts around October 20, 2024, revise your MD&A disclosures to address expected future trends in operating costs and expenses.
VisionWave Management After the Business Combination
Directors and Executive Officers, page 187

19. Your disclosures on page 153 indicate that Mr. Davis will serve as Co-Chairman of the Board of VisionWave following the closing; however, disclosures here indicate he will also serve as Chief Executive Officer (CEO) along with Mr. Kenig. Please explain or revise as necessary. To the extent both Messrs. Davis and Kenig will serve as CEOs of VisionWave, revise to clarify what each of their roles will be.
Bannix Acquisition Corp. - Notes to Unaudited Condensed Consolidated Financial Statements
Note 1 - Organization and Business Operations
Liquidity, Capital Resources, and Going Concern, page F-15

20.   Please explain your disclosures on pages F-17 and F-46 where you state
"Bannix
      completed its IPO within the SEC's safe harbor timeline, having entered into a definitive Business Combination with VisionWave Technologies, Inc. on March 26,
      2024, less than 18 months after its IPO." In this regard, we note Bannix consummated their IPO on September 14, 2021, which is approximately 30 months prior to the
      VisionWave agreement.
Note 10 - Subsequent Events, page F-29

21. Please revise to include the date through which subsequent events were evaluated, as you previously disclosed in this footnote. Refer to ASC 855-10-50-1. February 11, 2025
Page 6
VisionWave Technologies Inc. - Notes to Unaudited Condensed Financial
Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Value of Acquired Securities, page F-72

22. We note your response to prior comment 29. Please provide a detailed analysis to support your determination that AVAI shares do not trade with sufficient frequency and volume to provide pricing information on an ongoing basis. In your response provide the specific trading volumes and bid/ask spreads considered in determining that AVAI shares do not trade in an active market. Refer to
ASC 820-10-
      35-36B and 35-44.
23. You state in your response to prior comment 29 you eliminated disclosures indicating that the purpose of the AVAI transaction was to provide Target with access to liquidity. Please explain further the purpose of the transaction if it was not for liquidity purposes. In this regard, disclosures on page F-72 state that "VisionWave required additional funding for its ongoing operations, and the parties agreed that
      Tokenize would invest an additional 10 million AVAI shares." In addition, you state on page 167 that AVAI shares "can be liquidated as needed to provide additional working capital."
General

24. We note your revised disclosure and response to prior comment 31. We continue to note the following discrepancies in your disclosure. As previously requested, and as indicated in your response, revise to ensure all references are to "Sponsor and Other
      Insiders" throughout your filing.
             Sponsor and its affiliates    on pages 192 and F-29
             Sponsor and Affiliates    on page 139
             SPAC Sponsor    on page 41
25.   Although your response to prior comment 30 states that Target owns investment
      securities having a value far exceeding 40% of the value of its total assets per the test in section 3(a)(1)(C) of the Investment Company Act, you assert that Target may rely on section 3(b)(1). The exclusion from section 3(a)(1)(C) provided by section 3(b)(1)
      is available only to those issuers who can establish that they are primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. Based on the information that you have provided to date, we are unable to determine whether Target may be eligible for this exclusion. If you continue to believe that Target may rely on this exclusion, please provide more information with respect to the following Tonopah factors:
          Provide historical information regarding approximately how much of
Target   s
          efforts have been devoted toward its operational business (rather than its investment securities) since its inception.
          Explain whether Target: (i) has made any public representation (including press releases or other written communications) that would indicate it is involved in any business other than developing technologies for defense and law enforcement applications or (ii) has devoted attention to its financial management or securities
 February 11, 2025
Page 7

           activities on its web site or in its public documents.
             Provide more information regarding how much of the time and resources of
           Target   s leadership have historically been spent on overseeing
investment
           activities as opposed to Target   s operational business. Explain
whether the
           business activities of its officers and employees have historically been devoted almost exclusively to supporting its operational activities (rather than investment activities).
             Explain what percentage of Target   s current income is derived
from investment
           activities (including its investment in AVAI shares) as opposed to other business.
26. Please note that in the event that the Target is an investment company under the
       Investment Company Act, then the SPAC may also be an investment company. See
       Section VI(B)(5) of SEC Release No. 33-11265.
27. Please provide a detailed legal analysis regarding whether the post-merger Company
       (and each of its subsidiaries, if any) meets the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940.
28. We note on page 74, you refer to a five factor qualitative test, known as Tonopah
       factors, to be applied to the facts and circumstances of a SPAC   s
activities to
       determine whether the SPAC is an investment company. You then discuss the
       Target   s analysis of the Tonopah factors. Please ensure disclosures throughout the
       filing are clear as to which entity is being addressed in your analysis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-
551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Stephen M. Fleming